St. Jude RESOURCES LTD.

NEWS RELEASE SUPPL

"ST JUDE ACQUIRES THE ROUNGA GOLD DEPOSIT IN BURKINA FASO"

Vancouver, October 20, 2003 – St. Jude Resources Ltd. (the Company) (SJD – TSX.V) is pleased to announce the acquisition of the Rounga Gold Concession in Burkina Faso, West Africa. Rounga is an advanced gold property within trucking distance from the deposits St. Jude is currently developing on the adjoining Goulagou Concession. Exploration at Rounga was carried out by the previous operator Channel Resources Ltd. (CRL), and its joint venture partner Placer Dome. This exploration identified several gold targets, including Rounga, Sobona North, Watinoma, Pogro North and Pogro. There are a number of other untested exploration targets that have been defined by regional soil geochemistry in favourable structural settings. The attached map identifies the locations of the main targets, as well as the deposits on both Rounga and Goulagou. A sample of drilling highlights from the CRL program includes:

- ***Rounga – 16 meters of 5.73 g/t, 12 meters of 3.11 g/t, 24 meters of 1.11***
- ***Sobona North – 4 meters of 19.05 g/t, 2 meters of 6.50 g/t***
- ***Watinoma – 8 meters of 8.66 g/t, 34 meters of 1.73g/t, 8 meters of 4.25 g/t***

Initial reconnaissance by St. Jude's exploration team identified a mineralized zone with a strike length of approximately 2,000 meters at the main Rounga deposit. However it's important to note that CRL only drilled off approximately 300 meters of strike at one end of the zone. St. Jude's exploration program will continue to test this zone as well as the potential for multiple parallel zones of enrichment.

CRL calculated a preliminary inferred resource at Rounga and Sobona North according to the guidelines provided by the Canadian Mining Standards Task Force (1999). This resource was reported as:

- ***Rounga – 0.6 Metric tons @ 2.47 g/t Au = 48,700 ounces***
- ***Sobona North – 0.1 Metric tons @ 6.63 Au = 26,000 ounces***

No independent verification of this data has been performed. St. Jude has not completed sufficient exploration to verify the CRL resource estimates, however the Company has been on the adjoining property (also explored by CRL) for the past eleven months and all of our exploration results correlate well with the CRL data. This leads the Company to the conclusion that the exploration carried out by CRL was done in a professional and diligent manner.

The agreement announced December 17, 2002 for the Goulagou Permit will now be amended to include the Rounga Permit. St. Jude can acquire a 100% interest, (subject to the standard government carried interest of 10%), on a staged basis, such that St. Jude earns an initial 90% interest by making five annual payments of US $60,000.00 for a total of US $300,000.00. The first annual payment totalling $60,000.00 was made December 15, 2002. St. Jude has the further option to acquire the original license holders remaining 10% participating interest in the concessions for a further payment of US $1.0 million at any time up to 12 months from first commercial gold production on the properties, together with the issuance of a 5% net profits interest (NPI). Pursuant to our amended agreement the original license holder has granted St. Jude the further option to purchase this 5% NPI for an additional payment of US$500,000.00.

St Jude's management team continues to be encouraged by the overall exploration potential of Burkina Faso and the government's strong commitment to mining. The Company has established a fulltime exploration office in the country at Ouahigouya, which is approximately 200 km to the North of the capital city of Ougadougou. Under the direction of one of West Africa's most proven exploration teams, St. Jude will be aggressively seeking additional gold resources.

In other news, the TSX Venture Exchange has accepted for filing the Company's Stock Option Plan, which was approved by the Company shareholders at the Annual General Meeting that was held on July 30, 2003. The Company has implemented a fixed plan whereby it has reserved 20% of the issued shares (or 4,611,524 shares) for issuance under the plan.

St. Jude is a leading West Africa explorer focused on the discovery and development of gold deposits amenable to low cost mining. The company's four advanced-stage projects namely, Hwini-Butre, Benso, Goulagou and Rounga cover over 571 sq. km. (141,171 acres) of one of the richest and most productive gold bearing regions in the world. With an expanding gold resource, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
St Jude Resources Ltd.
Suite 200 – 5405 – 48th Ave
Delta, BC, V4K 1W6

Tel: +1 - 604 - 940 - 6565
Fax: +1 - 604 - 940 - 6566

Or visit the company's website at:
www.stjudegold.com


LEGEND
Interpreted envelope of major deformation corridor
Major lineament
Minor lineament
drilling 1994/95
drilling 1999 - Channel
drilling 2003 - St. Jude
Watinoma
DRILL HIGHLIGHTS
8.66g/8m; 1.73g/34m; 4.25g/8m
Watigue
Zom
Sobona North
Inferred oxide/sulphide resource
(below 50m depth)
0.1Mt of 6.63g/t Au (26,000 oz Au)
(Channel Resources)
DRILL HIGHLIGHTS
19.05g/4m; 6.50g/2m
Pogro North
ROUNGA PERMIT
Dinguiri
Pogro
Rounga
Inferred oxide resource
0.6Mt of 2.47g/t Au (48,700 oz Au)
(Channel Resources)
DRILL HIGHLIGHTS
11.10g/2m; 3.14g/8m; 5.73g/16m;
1.11g/24m; 1.14g/14m; 7.50g/4m;
23.50g/2m; 17.30g/4m; 1.24g/10m;
17.70g/4m; 3.11g/12m; 3.11g/12m
Paila Ext.
Yabonsgo
Inferred oxide resource
1.1Mt of 1.35g/t Au (48,800 oz Au)
(Channel Resources)
DRILL HIGHLIGHTS
Channel Resources 1999
4.56g/12m; 3.19g/10m; 4.62g/10m;
0.61g/68m; 0.98g/30m; 7.70g/2m;
1.06g/48m; 2.55g/36m; 7.27g/6m
St Jude Resources 2003
4.33g/1m; 3.33g/4m
Saima
Goro
DRILL HIGHLIGHTS
0.70g/22m; 0.69g/10m; 2.50g/4m
GG1 and GG2
Inferred Oxide Resource
19.4 Mt of 1.12g/t Au
(700,000 oz Au)
(Channel Resources)
DRILL HIGHLIGHTS
Channel Resources 1999
1.498g/40m; 1.250g/57m;
1.186g/40m; 1.369g/52m;
2.254g/44m; 3.295g/52m;
5.303g/17m; 2.372g/32m;
St Jude Resources 2003
4.54g/36m; 3.38g/54m;
14.29g/2m; 2.57g/25m;
2.26g/43m
Kanebe
GOULAGOU PERMIT
GG 1
GG 2
Bogoya-Bingo
Sinofousse
DRILL HIGHLIGHTS
7.18g/12m (including 40.00g/2m)
AFRICA
Goulagou
St. Jude Resources Ltd.
Goulagou & Rounga Permits
Burkina Faso, West Africa